7/24/15

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re: Mcgregor Power Systems, Inc.

Registration Statement on Form S-1

Filed March 13, 2015

File No. 333-202731

Dear Mr. Jay Ingram,

This letter is in response to your comment letter sent to Mcgregor Power Systems on 7/24/15.  The company has revised our Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

 Undertakings

1. We note your response to comment 7 in our letter dated July 17, 2015. Please remove the undertaking in section 5 of the registration statement. Also, please add the undertaking required by Item 512(h) of Regulation S-K which begins with “Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted . . .”.

We removed section 5, and then added the paragraph required under Item 512(h).

Exhibits

2. Please include a current auditor’s consent in any future filing in accordance with Item 601(b) 23 of Regulation S-K.

We included the auditor’s consent with this amended S-1/A.

Sincerely,

/s/  Michael M. Brown

Michael M. Brown

President, Mcgregor Power Systems, Inc.